UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11339

Protective Life Corporation

(Exact name of registrant as specified in its charter)

2801 Highway 280 South, Birmingham, Alabama  35223           (205) 268-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.50 per share

(Title of each class of securities covered by this Form)

6.40% Senior Notes Due 2018

7.375% Senior Notes Due 2019

8.45% Senior Notes Due 2039

6 1/8 Trust Originated Preferred SecuritiesSM Due 2034

6.25% Subordinated Debentures Due 2042

6.00% Subordinated Debentures Due 2042

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*Protective Life Corporation became a wholly-owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan, on February 1, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, Protective Life Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 17, 2015	Protective Life Corporation

		By:	/s/ Deborah J. Long
Name: Deborah J. Long
Title: Executive Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.